Exhibit 99.1

NEWS RELEASE

Ritchie Bros. Reports Fourth Quarter and Fiscal 2014 Results

•	Record quarterly and annual gross auction proceeds (“GAP”)

•	Record fourth quarter and annual revenue

•	Fourth quarter diluted adjusted EPS of $0.31; diluted EPS of $0.27

•	2014 adjusted diluted EPS of $0.94; diluted EPS of $0.85

•	New strategic plan revealed at Investor Day to reinvigorate revenue and earnings growth

(All figures are presented in U.S. dollars)

VANCOUVER, February 26, 2015 – Ritchie Bros. Auctioneers Incorporated (NYSE & TSX: RBA, the “Company” or “Ritchie Bros.”) reports results for the three months and year ended December 31, 2014. During the quarter, the Company generated $138.5 million of revenue and adjusted net earnings1 of $33.5 million, an increase of 10% compared to adjusted net earnings of $30.3 million in the fourth quarter last year. Diluted adjusted earnings per share were $0.31, a 10% increase compared to $0.28 in the same quarter last year. Adjusting items in the fourth quarter of 2014 are comprised of $5.5 million ($4.2 million after-tax) of costs related to the Company’s previously announced management reorganization.

Net earnings for the fourth quarter of 2014 were $29.3 million2, a 13% decrease from $33.7 million in the fourth quarter of 2013. Diluted earnings per share (“EPS”) were $0.27, compared to $0.31 in the same quarter of 2013.

In the year ended December 31, 2014, the Company generated $481.1 million of revenue and adjusted net earnings3 of $100.8 million, or $0.94 per diluted share. This represents a 12% increase in adjusted net earnings and diluted EPS from 2013. Net earnings for 2014 were $91.5 million, or $0.85 per diluted share, a 2% decrease from net earnings of $93.8 million, or $0.88 per diluted share, in 2013.

“The 10% increase in gross auction proceeds we achieved in 2014 reflects a continuation of a five year growth trend in our Canadian operations and positive momentum building in the U.S. business,” said Ravi Saligram, Chief Executive Officer. “Our organization is excited by our new strategic direction and is committed to driving shareholder value.”

“While we are encouraged by our double-digit adjusted earnings per share growth in 2014, which was partially driven by a lower tax rate, our focus for 2015 is on growing revenues and operating income. We are laser focused on improving our revenue rate, with particular emphasis on reducing the volatility of our underwritten contracts, to increase the conversion of GAP to revenue.”

[1]	Adjusted net earnings and diluted adjusted EPS are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. Adjusted net earnings represent financial statement net earnings attributable to equity holders of the parent excluding the after-tax effects of management reorganization, impairment losses, excess property sales and certain other items, which the Company refers to as ‘adjusting items’. Diluted adjusted EPS is calculated as adjusted net earnings divided by the number of diluted weighted average shares outstanding at the end of the period.
[2]	Net earnings and diluted EPS have been presented excluding non-controlling interest in Ritchie Bros. Financial Services, and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in the Company’s consolidated financial statements.
[3]	Adjusting items during the year relate to the before mentioned management reorganization costs, net proceeds of $3.4 million ($2.9 million after-tax) from the sale of land, and a $8.1 million ($8.1 million after-tax) non-cash impairment charge related to the Company’s Japan auction site.

Income Statement Scorecard:

	Three months ended December 31,			Year ended December 31,
(in U.S. $ millions, except per share amounts)	2014	2013	Better/ (Worse)	2014	2013	Better/ (Worse)
GAP (1),(2)	$1,241.2	$1,109.8	12%	$4,212.6	$3,817.8	10%

Revenues	138.5	131.2	6%	481.1	467.4	3%

Revenue Rate (1),(3)	11.16%	11.82%	(67 bps )	11.42%	12.24%	(82 bps )

Adjusted Operating Income (4)	$46.7	$42.3	10%	$136.0	$131.0	4%

Adjusted Operating Income Margin (4)	33.7%	32.2%	148 bps	28.3%	28.0%	24 bps

Diluted Adjusted EPS (5),(6)	$0.31	$0.28	10%	$0.94	$0.84	11%

Balance Sheet Scorecard:

	12 months ended December 31,
(in U.S. $ millions)	2014	2013	Better/ (Worse)
Operating Free Cash Flow (7)	$119.9	$150.9	(21%)

Working Capital Intensity (8)	-2.3%	-1.4%	90 bps

CAPEX Intensity (9)	6.2%	7.9%	178 bps

RONA (5),(10)	15.2%	15.3%	(10 bps )

Debt/Adjusted EBITDA (11)	0.7x	1.0x	30%

Refer to “Endnotes” below for a description of endnotes (1) to (11) referenced in the table above.

“We continued to be a strong cash generator in 2014, with operating free cash flow representing 119% of adjusted net earnings,” said Rob McLeod, Chief Financial Officer. “Return on net assets declined slightly in 2014 due mostly to the non-cash impairment charge we booked in the third quarter for our auction site in Japan. If we excluded this impairment, RONA would have been 16.3% for the year, a 100 basis point improvement over 2013.”

FOURTH QUARTER 2014 SUMMARY

For the three months ended December 31, 2014

Gross auction proceeds (“GAP”)4 was $1.2 billion for the fourth quarter of 2014, a quarterly record and a 12% increase compared to the fourth quarter of 2013. EquipmentOne, the Company’s online equipment marketplace, contributed $34.9 million of gross transaction value (“GTV”)4 to GAP in the fourth quarter of 2014 compared to $25.3 million5 in the fourth quarter of 2013.

Revenue was $138.5 million, 6% higher than the same quarter last year, as a result of the record GAP achieved in the fourth quarter this year.

The revenue rate was 11.16% in the fourth quarter, in line with the Company’s historical averages and within the guided range, but lower than the 11.82% achieved in the fourth quarter last year. Fluctuations in the revenue rate, including the decline compared to 2013, are due mostly to the performance of the Company’s underwritten business. The Company’s underwritten business, which is comprised of guarantee and inventory contracts, represented 35% of GAP in the fourth quarter of 2014, compared to 34% in the fourth quarter of 2013.

[4]	See “Endnotes” (2) and “Non-GAAP Measures” below for a description of these non-GAAP measures.
[5]	GTV for the fourth quarter of 2013, disclosed as $23.0 million in the 2013 fourth quarter and fiscal year-end press release dated March 3, 2014, has been revised in the presentation above to include $2.2 million in buyers’ premiums for a total $25.3 million contribution to GAP.

Adjusted operating income grew 10% during the fourth quarter of 2014 to $46.7 million, compared to $42.3 million in the fourth quarter of 2013. This increase is due to the Company’s revenue growth of 6% compared to the Company’s selling, general and administrative (“SG&A”) expenses excluding adjusting items, which grew 3%, in the fourth quarter of 2014 compared to the fourth quarter of 2013. Adjusting items consist of costs associated with the Company’s management reorganization of $5.5 million in 2014 and the CEO Separation Agreement costs of $4.6 million in 2013.

Adjusted operating income margin was 33.7% for the fourth quarter of 2014, 148 basis points higher than 32.2% for the fourth quarter of 2013 as revenues increased at a rate higher than SG&A expenses excluding adjusting items, as noted above.

Diluted adjusted EPS for the fourth quarter of 2014 was $0.31 per diluted share, a 10% increase compared to the fourth quarter of 2013. The increase was driven by GAP growth and revenues, partially offset by a higher tax rate in the fourth quarter of 2014 compared to the fourth quarter of 2013. The effective tax rate for the fourth quarter was 29.7%, compared to 28.0% in the same period last year. This increase was primarily the result of a decrease in income earned in lower tax rate jurisdictions.

ANNUAL SUMMARY

For the year ended December 31, 2014

Gross auction proceeds were a record $4.2 billion in 2014, an increase of 10% from 2013. EquipmentOne contributed $106.1 million during 2014, compared to $96.9 million6 in the prior year.

Revenue grew 3% during the current year to $481.1 million, compared to $467.4 million in 2013, due mostly to the record GAP levels in 2014.

The revenue rate was 11.42% compared to the record high of 12.24% in 2013. Fluctuations in the revenue rate, including the decline compared to 2013, are due mostly to the performance of the Company’s underwritten business. Underwritten business represented 31% of GAP in 2014, compared to 28% in 2013.

Adjusted operating income grew 4% during 2014 to $136.0 million, compared to $131.0 million in the 2013. This increase is due to the Company’s revenue growth of 3% compared to the Company’s SG&A expenses excluding adjusting items, which grew 2%, in 2014 compared to 2013. Adjusting items consist of costs associated with the Company’s management reorganization of $5.5 million in 2014 and the CEO Separation Agreement costs of $4.6 million in 2013.

Adjusted operating income margin was 28.3% for 2014, 24 basis points higher than 28.0% for 2013 as revenues increased at a rate slightly higher than SG&A expenses excluding adjusting items, as noted above.

Diluted adjusted EPS for the fourth quarter of 2014 was $0.31 per diluted share, a 10% increase compared to the fourth quarter of 2013. The increase was driven by GAP growth and revenues, partially offset by a higher tax rate in the fourth quarter of 2014 compared to the fourth quarter of 2013. The effective tax rate for 2014 was 27.9%, lower than the rate of 29.8% during 2013. This decrease was primarily the result of an increase in income earned in lower tax rate jurisdictions, partially offset by the tax impact of the Japan impairment loss, for which the Company did not recognize a related future income tax asset.

[6]	GTV for the year ended December 31, 2013, disclosed as $88.6 million in the 2013 fourth quarter and fiscal year-end press release dated March 3, 2014, has been revised in the presentation above to include $8.2 million in buyers’ premiums for a total $96.9 million contribution to GAP.

BALANCE SHEET SCORECARD

As of December 31, 2014

Operating free cash flow decreased 21% to $119.9 million during the year ended December 31, 2014, as compared to $150.9 million during the same period in 2013 primarily as a result of changes in operating assets and liabilities in 2014 compared to 2013. 2013 had a significant increase in operating assets and liabilities due to the timing of auctions compared to 2012 which increased net cash generated from operating activities in 2013.

Working capital intensity was -2.3% in 2014, an improvement of 90 basis points from -1.4% in 2013. This improvement in working capital intensity is the result of a decrease in quick operating working capital7 in 2014 compared to 2013. As well as an increase in revenues, consistent with GAP growth in 2014 compared to 2013.

CAPEX intensity was 6.2% in 2014, a decrease of 178 basis points from 7.9% in 2013 as a result of decreased net capital spending8 and increased revenues in 2014 compared to 2013.

Return on net assets (“RONA”) for 2014 was 15.2%, a slight decrease of 10 basis points compared to 15.3% in 2013. This metric was generally consistent year over year as net operating profit after tax9 and adjusted net assets9 were relatively consistent between 2014 and 2013.

Debt/adjusted EBITDA decreased to 0.7 in 2014 compared to 1.0 in 2013. The decrease is a result of a 4% increase in adjusted EBITDA10, consistent with the Company’s adjusted operating income, and a lower level of debt as at December 31, 2014 compared to December 31, 2013, as the Company made net repayments of $53.7 million of borrowings in 2014.

DIVIDEND INFORMATION

Quarterly Dividend

On January 12, 2015, the Company declared a quarterly cash dividend of $0.14 per common share payable on March 6, 2015 to shareholders of record on February 13, 2015.

Dividends Paid

Dividends paid during 2014 totaled $57.9 million, compared to $53.9 million in 2013. Ritchie Bros. paid shareholders 63% of its net earnings via dividends during 2014.

OPERATIONAL HIGHLIGHTS

Sales Team Growth

The Company added 11 net new Territory Managers (“TMs”) to its sales team during the fourth quarter for a total of 307 TMs as of December 31, 2014, an increase of 13%, or 35 TMs, compared to December 31, 2013.

Online Statistics

Ritchie Bros. sold approximately $1.8 billion of equipment, trucks and other assets to online buyers at Ritchie Bros. auctions and via purchases made through the Company’s online equipment marketplace during the year ended December 31, 2014, a 18% increase compared to 2013.

Online buyers at Ritchie Bros. auctions and purchases made through the Company’s online equipment marketplace represented 43% of GAP during the year ended December 31, 2014. Internet bidders comprised over 60% of the total bidder registrations at Ritchie Bros. industrial auctions in 2014.

[7]	See “Endnotes” (8) and “Non-GAAP Measures” below for a description of this non-GAAP measure.
[8]	See “Endnotes” (9) and “Non-GAAP Measures” below for a description of this non-GAAP measure.
[9]	See “Endnotes” (10) and “Non-GAAP Measures” below for a description of these non-GAAP measures.
[10]	See “Endnotes” (11) and “Non-GAAP Measures” below for a description of this non-GAAP measure.

Auction Activity

During the fourth quarter of 2014, Ritchie Bros. conducted 78 unreserved industrial auctions in 14 countries throughout North America, Central America, Europe, the Middle East, Australia, and Asia. Highlights during the quarter include:

•	At the October 28-30, 2014 Edmonton auction, the Company sold over CA$109 million of assets on behalf of consignors.

•	At the November 12-13, 2014 Houston, Texas, auction, the Company sold over US$56 million of assets on behalf of consignors.

•	On November 14, 2014, Ritchie Bros.’ conducted its largest Panama City auction ever, selling over US$18 million of assets on behalf of consignors.

•	On December 2, 2014, Ritchie Bros.’ held its largest agricultural auction of 2014, selling over CA$41 million of assets on behalf of consignors.

•	At the December 11-12, 2014 Edmonton auction, the Company sold over CA$73 million of assets on behalf of consignors.

There are currently 131 unreserved auctions on the 2015 Ritchie Bros. auction calendar at rbauction.com, including auctions in North America, Central America, Europe, the Middle East, Australia and Asia.

CORPORATE DEVELOPMENTS

New Strategic Direction

On January 12, 2015, Ravi Saligram, Chief Executive Officer, announced a new strategic direction for the Company, based upon three key pillars: growing revenue and earnings, driving efficiencies and effectiveness, and optimizing the Company’s balance sheet.

Management Appointments

On January 10, 2015, Ritchie Bros. announced that Todd Wohler has been named as the Company’s Chief Human Resources Officer. As announced on November 4, 2014, Ritchie Bros. has also recently welcomed Jim Barr as Group President, Emerging Businesses, Brand Innovation and Technology Services, The Company is in the process of recruiting a Chief Financial Officer, a President of the United States and Latin America, and a Chief Marketing Officer.

Sale of Land in Edmonton, Alberta

Ritchie Bros. has entered into a conditional purchase and sale agreement with a purchaser of 50 acres of excess and undeveloped land adjacent to its Edmonton, Alberta auction site.

Share Repurchase Program

The Company has received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid for its previously announced share repurchase program. As announced on January 12, 2015, the Company’s Board of Directors authorized Ritchie Bros. to repurchase up to $100 million worth of Company common shares over the next three years. The Company intends to use the share repurchase program primarily to neutralize dilution from options.

Ritchie Bros. Adopts Amended and Restated By-laws

As a result of the Company’s continued commitment to implementing good corporate governance practices, the Board of Directors of the Company has amended the Company’s By-Laws (the “Amended By-Laws”) to reflect certain recent changes to the recommendations of Institutional Shareholder Services Inc. (“ISS”), a proxy voting advisory firm. In conformance with ISS’s revised guidelines, the Amended By-Laws provide that a shareholder may nominate a director for election at an annual meeting by putting forward such nomination at any time that is at least 30 days prior to the date of the annual meeting. The Amended By-Laws are effective immediately and will be placed before shareholders for ratification at the next annual meeting of shareholders of the Company. A copy of the Amended By-Laws has been filed under the Company’s profile at www.sedar.com.

Q4 2014 EARNINGS CONFERENCE CALL

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter and year ended December 31, 2014, at 8:00 am Pacific time / 11:00 am Eastern time / 4:00 pm GMT on February 27, 2015. A replay will be available shortly after the call.

Conference call and webcast details are available at the following link:

http://www.rbauction.com/investors

Endnotes

(1)	These are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below.

(2)	GAP represents the total proceeds from all items sold at the Company’s auctions and the GTV sold through the Company’s online marketplaces. GAP and GTV are not measures of financial performance, liquidity or revenue and are not presented in the Company’s annual consolidated income statements. GTV represents total proceeds from all items sold through the Company’s online marketplaces and is a component of the Company’s GAP results. In addition to the total value of the items sold in online marketplace transactions, GTV includes a buyers’ premium component applicable only to online marketplace transactions.

(3)	Revenue rate is calculated as revenues divided by GAP.

(4)	Adjusted operating income and adjusted operating income margin are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company calculates adjusted operating income as revenues less direct expenses and SG&A expenses, excluding the pre-tax effects of management reorganization and certain other items. The Company calculates adjusted operating income margin as adjusted operating income divided by revenues.

(5)	Figures presented include only the results attributable to the Company’s 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in the Company’s audited consolidated financial statements.

(6)	See footnote 1 on page 1.

(7)	Operating free cash flow is a non-GAAP measure, which is discussed further under “Non-GAAP Measures” below. The Company calculates operating free cash flow as cash generated by operating activities, less cash flows used in property, plant and equipment and intangible asset additions, plus proceeds on disposition of property, plant and equipment.

(8)	Working capital intensity is a non-GAAP measure, which is discussed further under “Non-GAAP Measures” below. The lower the percentage, the faster revenues are converted into cash. The Company calculates working capital intensity as quick operating working capital divided by revenues. Quick operating working capital is calculated as trade and other receivables, plus inventory and advances against auction contracts, less auction proceeds payable and trade payables.

(9)	CAPEX Intensity is a non-GAAP measure, which is discussed further under “Non-GAAP Measures” below. The Company calculates CAPEX Intensity as net capital spending divided by revenues. Net capital spending includes cash flows used in property, plant and equipment and intangible asset additions, net of proceeds on disposition of property, plant and equipment.

(10)	RONA is a non-GAAP measure, which is discussed further under “Non-GAAP Measures” below. The Company calculates RONA as net operating profit after tax divided by adjusted net assets. Net operating profit after tax is calculated by adding after-tax finance costs back to net earnings as reported in the income statements. Adjusted net assets are calculated as total assets less cash and cash equivalents and current liabilities as reported on the balance sheets.

(11)	Debt/Adjusted EBITDA presents debt as a multiple of adjusted EBITDA and is calculated by dividing debt by adjusted EBITDA. Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA and Debt/Adjusted EBITDA are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. Debt consists of total current and non-current borrowings. Adjusted EBITDA is calculated by adding back depreciation and amortization expenses to adjusted earnings from operations. Adjusted earnings from operations represent financial statement earnings from operation excluding the pre-tax effects of management reorganization, impairment losses, excess property sales and certain other items.

Non-GAAP Measures

We make reference to various non-GAAP performance measures throughout this news release. These measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. In particular, the Company’s definitions of GAP and GTV may differ from those used by other participants in its industry. GAP and GTV are important measures the Company uses in comparing and assessing its operating performance.

The Company believes that revenues, which is the most directly comparable measure in its consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP and GTV. Revenues are earned by Ritchie Bros. in the course of conducting its auctions and online marketplace transactions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

The Company believes that comparing adjusted net earnings, diluted adjusted net EPS, GAP, revenue rate and adjusted operating income for different financial periods provides more useful information about the growth or decline of net earnings for the relevant financial period and eliminates the financial impact of items the Company does not consider to be part of normal operating results.

The Company believes that comparing adjusted operating income margin for different financial periods is the best indicator of how efficiently the Company translates revenue into pre-tax profit.

Due to the seasonality of the business, the Company believes that comparing operating free cash flow for different financial periods provides a more effective measure of the cash generated by our business and provides more useful information regarding cash flows remaining for discretionary return to shareholders, mergers and acquisitions, or debt reduction.

The Company believes that comparing working capital intensity for different financial periods is the best indicator of how efficiently the Company converts revenue into cash.

The Company believes that comparing CAPEX intensity for different financial periods provides more useful information as to the amount of capital expenditure that is required by the Company to generate revenues.

The Company believes that comparing RONA for different financial periods is the best indicator of the after-tax return generated by net assets employed in the business. It provides more useful information about the Company’s leverage, and ultimately its value to shareholders.

The Company believes that comparing debt/adjusted EBIDTA for different financial periods is the best indicator of the Company’s leverage.

Adjusted net earnings and diluted adjusted EPS are reconciled to net earnings and the weighted average number of diluted shares outstanding, the most directly comparable GAAP measures, under “Selected Consolidated Financial Information” below. Please refer to the appendix of this news release for a reconciliation of the other non-GAAP measures presented herein to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements. The appendix to this news release is available at the following link:

http://www.rbauction.com/investors/securities-filings

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine, real estate and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in 19 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding future results, including growth prospects and potential; shareholder returns; capital allocation and capital structure; the effect of oil and gas industry changes on the Company’s business; working capital; and RONA. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Company’s initiatives including Ritchie Bros. EquipmentOne; economic and other conditions in local, regional and global markets; market reaction to oil and gas industry changes; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Condensed Consolidated Income Statements (Amounts in table and related footnotes are in USD thousands, except share and per share amounts)	Year ended December 31, 2014	Year ended December 31, 2013
Gross auction proceeds (1)	$4,212,641	$3,817,769

Revenues	$481,097	$467,403
Direct expenses	57,884	54,008

	423,213	413,395
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	248,220	243,736
Depreciation and amortization	44,536	43,280

	292,756	287,016

Earnings from operations	130,457	126,379
Other income (expense):
Foreign exchange gain	2,042	28
Gain on disposition of property, plant and equipment	3,512	10,552
Impairment loss	(8,084)	—
Other income	4,166	2,522

	1,636	13,102

Finance income (costs):
Finance income	2,222	2,708
Finance costs	(5,277)	(7,434)

	(3,055)	(4,726)

Earnings before income taxes	129,038	134,755
Income taxes	35,966	40,129

Net earnings	$93,072	$94,626

Net earnings attributable to:
Equity holders of the parent	91,490	93,825
Non-controlling interest	1,582	801

	93,072	94,626

Attributable to equity holders of the parent:
Basic EPS	$0.85	$0.88
Diluted EPS	$0.85	$0.88
Weighted average shares outstanding	107,268,425	106,768,856
Diluted weighted average shares outstanding	107,660,020	107,048,832

Net earnings attributable to equity holders of the parent:	$91,490	$93,825
After-tax impact of management reorganization (2)	4,212	—
After-tax gain on sale of property (3)	(2,946)	(7,225)
After-tax impairment loss on Japan property (4)	8,084	—
After-tax impact of CEO Separation Agreement (5)	—	3,389

Adjusted net earnings attributable to equity holders of the parent	$100,840	$89,989

Attributable to equity holders of the parent:
Basic adjusted EPS	$0.94	$0.84
Diluted adjusted EPS	$0.94	$0.84

(1)	EquipmentOne buyers’ premium fees of $8.8 million have been included in GAP for the year ended December 31, 2014, whereas GAP for the year ended December 31, 2013 excludes $8.2 million of EquipmentOne buyers’ premium fees earned in that comparative period.
(2)	Net earnings for the year ended December 31, 2014 included expenses totaling $5.5 million ($4.2 million after tax, or $0.04 per diluted share) recorded to recognize termination benefits relating to the Company’s management reorganization.
(3)	Net earnings for the year ended December 31, 2014 included a gain of $3.4 million ($2.9 million after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former permanent auction site in Grande Prairie, Canada. Net earnings for the year ended December 31, 2013 included gains of $0.7 million ($0.4 million after tax, or $0.00 per diluted share) and $9.2 million ($6.8 million after tax, or $0.06 per diluted share) recorded on the sale of excess property in Texas, United States, and Prince Rupert, Canada, respectively.
(4)	Net earnings for the year ended December 31, 2014 included an impairment loss of $8.1 million ($8.1 million after tax, or $0.08 per diluted share) recorded against the Company’s land and improvements and auction building in Narita, Japan.
(5)	Net earnings for the year ended December 31, 2013 included an expense of $4.6 million ($3.4 million after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO Separation Agreement.

Condensed Consolidated Interim Income Statements (Amounts in table and related footnotes are in USD thousands, except share and per share amounts)	Three months ended December 31, 2014	Three months ended December 31, 2013
Gross auction proceeds (1)	$1,241,184	$1,109,834

Revenues	$138,457	$131,223
Direct expenses	17,518	17,196

	120,939	114,027
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	68,179	64,863
Depreciation and amortization	11,554	11,426

	79,733	76,289

Earnings from operations	41,206	37,738
Other income (expense):
Foreign exchange gain (loss)	(115)	102
Gain on disposition of property, plant and equipment	79	9,648
Other income	1,928	937

	1,892	10,687

Finance income (costs):
Finance income	574	646
Finance costs	(1,235)	(1,658)

	(661)	(1,012)

Earnings before income taxes	42,437	47,413
Income taxes	12,621	13,287

Net earnings	$29,816	$34,126

Net earnings attributable to:
Equity holders of the parent	29,284	33,745
Non-controlling interest	532	381

	29,816	34,126

Attributable to equity holders of the parent:
Basic EPS	$0.27	$0.32
Diluted EPS	$0.27	$0.31
Weighted average shares outstanding	107,457,122	106,894,444
Diluted weighted average shares outstanding	107,823,951	107,138,730

Net earnings attributable to equity holders of the parent:	$29,284	$33,745
After-tax impact of management reorganization (2)	4,212	—
After-tax gain on sale of property (3)	—	(6,810)
After-tax impact of CEO Separation Agreement (4)	—	3,389

Adjusted net earnings attributable to equity holders of the parent	$33,496	$30,324

Attributable to equity holders of the parent:
Basic adjusted EPS	$0.31	$0.28
Diluted adjusted EPS	$0.31	$0.28

(1)	EquipmentOne buyers’ premium fees of $2.9 million have been included in GAP for the three months ended December 31, 2014, whereas GAP for the three months ended December 31, 2013 excludes $2.2 million of EquipmentOne buyers’ premium fees earned in that comparative period.

(2)	Net earnings for the three months ended December 31, 2014 included expenses totaling $5.5 million ($4.2 million after tax, or $0.04 per diluted share) recorded to recognize termination benefits relating to the Company’s management reorganization.
(3)	Net earnings for the three months ended December 31, 2013 included a gain of $9.2 million ($6.8 million after tax, or $0.06 per diluted share) recorded on the sale of excess property in Prince Rupert, Canada.
(4)	Net earnings for the three months ended December 31, 2013 included an expense of $4.6 million ($3.4 million after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO Separation Agreement.

Selected Balance Sheet Data (USD thousands)	As at December 31, 2014	As at December 31, 2013
Current assets	$394,573	$398,379
Current liabilities	254,221	288,331

Working capital	$140,352	$110,048
Total assets	$1,112,890	$1,162,295
Non-current borrowings	$110,846	$147,234
Total parent company shareholders’ equity	$708,085	$694,017

Selected Operating Data (unaudited)	Year ended December 31, 2014	Year ended December 31, 2013
Revenues as percentage of gross auction proceeds	11.42%	12.24%
Number of consignments at industrial auctions	45,250	43,550
Number of bidder registrations at industrial auctions	463,500	425,000
Number of buyers at industrial auctions	112,850	104,550
Number of lots at industrial auctions	319,500	301,000
Number of permanent auction sites	39	39
Number of regional auction sites	5	5

Total auction sites	44	44
Number of industrial auctions	233	245
Number of revenue producers	353	319
Number of territory managers	307	272

Average Industrial Auction Data (unaudited)	Year ended December 31, 2014	Year ended December 31, 2013
Gross auction proceeds	$16.5 million	$14.3 million
Bidder registrations	1,988	1,740
Consignors	195	180
Lots	1,370	1,230

For further information, please contact:

Jamie Kokoska

Director, Investor Relations

Phone: 1.778.331.5219

Email: jkokoska@rbauction.com